

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 19, 2011

<u>Via E-mail</u>
Mr. Eugene J. Midlock
Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road
Suite 590
Pleasanton, CA 94588

      Re: The Cooper Companies, Inc.
               Form 10-Q for the quarterly period ending January 31, 2011
               Filed March 4, 2011
               File No. 001-08597

Dear Mr. Midlock:

      We have reviewed your response dated July 14, 2011 and related filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

1.   We note your response to our prior comment 3. However, it appears that
        correcting the error in the period in which it originated would be quantitatively
        significant to that period. Given that fact, please provide us with the detailed SAB
        99 and SAB 108 analysis supporting your conclusion that the correction of the
        error would not be material to the period in which it originated.

        You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan at (202)
551-3604 if you have questions regarding these comments. You may also contact me at
(202) 551-3671 with any other questions.

                                        Sincerely,

                                        /s/ Martin James

                                        Martin James
                                        Senior Assistant Chief Accountant